Mail Stop 3561

October 16, 2008

Mr. Sirus Ahmadi
Chief Executive Officer
Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

>   **Re: Conspiracy Entertainment Holdings, Inc.**
>   **Form 10-KSB for Fiscal Year Ended**
>   **December 31, 2007**
>   **Filed April 15, 2008**
>   **Supplemental Response**
>   **Filed September 12, 2008**
>   **File No. 000-32427**

Dear Mr. Ahmadi:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the period ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 11

1.   We have reviewed your response to our prior comment two noting management's
        plan to conserve cash for the next 12 months. Please revise your Liquidity and
        Capital Resources disclosure to be consistent with your response to our comment.

Notes to Consolidated Financial Statements

Note 1 – Nature of Organization, F-10

2.   We have reviewed your response to our prior comment seven noting you
        considered the agreement entered into with Bravado International a corporate
        joint venture under APB 18. From review of the agreement, it appears to strictly
        be a licensing agreement and not the establishment of a separate entity owned and
        operated as a separate specific business by you and Bravado. Please refer to the
        guidance of paragraph (3)(d) of APB 18. In addition, it appears from your
        disclosure that the money received appears to relate to the settlement of a dispute
        under a "Settlement Agreement and Mutual Release" and not part of the original
        license agreement and should be recorded as such. Please advise.

Note 4 – Convertible Notes Payable, F-17

3.   We have reviewed your response to our prior comment 11 noting you have
        determined the beneficial conversion feature should be bifurcated from the host
        contract (the debt) and accounted for as a derivative at fair value. It appears from
        your calculations provided in Exhibit B that you have determined the fair value of
        the beneficial conversion features as of December 31, 2007 only. Please revise to
        determine the fair value of the beneficial conversion feature at the date of
        issuance of the convertible debt (March 2007 and July 2007) with the changes in
        fair value recorded to earnings during each reporting period. In addition, it
        appears the number of shares into which the July 2007 convertible debt can be
        converted should be 10,000,000 and not 1,000,000 as presented in your
        calculations in Exhibit B. Please advise.

Note 10 – New Technical Pronouncements, F-24

4.   We have reviewed your response to prior comment 18 noting you have adopted
        FIN No. 48 in 2007. Please revise your disclosure here to clearly state that you
        have adopted FIN No. 48 in 2007. In addition, please revise Note 2 j. Income

Taxes on F-15 to provide all the disclosures required by paragraph (21) of FIN No. 48.

Note 11 - Shareholders' Equity

Warrants, F-26

5.   We have reviewed your response to our prior comment 19, noting that you partially addressed our prior comment. Please disclose in tabular format the Black-Scholes assumptions used to determine the fair market value your warrants.

Note 13- Derivative Liability and Restatement of Prior Years

6.   We have reviewed your response to our prior comment 20 noting you have determined the financial statements as of December 31, 2006 should be restated to properly reflect the outstanding warrants and beneficial conversion feature related to the convertible debt as derivatives. It appears from your calculations provided in Exhibit B that you have determined the fair value of the beneficial conversion features and warrants as of December 31, 2005, 2006 and 2007, but have restated December 31, 2006 only. Please revise to determine the fair value of the beneficial conversion feature and warrants for each applicable reporting period (i.e., quarters ended March 31, 2006, June 30, 2006, etc.) with the changes in fair value recorded to earnings during each reporting period. In addition, please revise to provide the disclosure required by SFAS No. 154 for the correction of an error, particularly paragraphs (25) and (26).

7.   Considering the above, please advise your auditors that their audit opinion must refer to the restatement, and the audit report should be re-dated or dual-dated.

8.   We note you have restated your financial statements for the periods ended December 31, 2006. However, we do not see where you filed an Item 4.02 Form 8-K disclosing such restatement. Please refer to the instructions of Form 8-K and file any required Item 4.02 Form 8-K as soon as possible, or tell us why you believe such filing is not required.

Item 8A(T) Controls and Procedures, page 14

9.   We have reviewed your response to prior comment 21, noting that management concluded that the restatement resulted from certain limitations which are inherent in any system of internal control, and accordingly still believe that disclosure controls and procedures are effective. Please tell us how the fact that your Section 302 certifications did not comply with Item 601(31) of Regulation S-B and the comments issued surrounding your restatement impacts the

conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please refer to Item 307 of Regulation S-B for further guidance.

Other Exchange Act Reports

10.   Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

                              Sincerely,

                              Tia Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel, and
                              Health Care Services